Robert W. Hastings
Attorney-at-Law
Admitted in PA

Direct Dial: 412-392-5303
Direct Fax: 412-392-5367
rhastings@dmclaw.com

May 30, 2007

VIA FEDERAL EXPRESS

Jay Williamson
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

> **RE:** *Keystone Insurers Group, Inc.*
> *Amendment No. 6 to Form 1-A*
> *File No. 24-10133*

Dear Mr. Williamson:

Thank you for your comment letter dated February 13, 2007 in response to the Amended Form 1-A filed on behalf of Keystone Insurers Group, Inc. on December 27, 2006.

Please note, Keystone Insurers Group, Inc. (the "Company") has filed its seven copies of the amended Form 1-A Regulation A Offering Statement with exhibits in accordance Rule 252 of Regulation A. In addition, we are enclosing for your review three copies of the Form 1-A and three Deltaview copies of the Form 1-A which mark the changes made to this Amendment No. 6 compared with the one filed December 27, 2006. A CD containing a filed Form 1-A and a Deltaview version is also provided. If you need any additional copies of the Form 1-A or any other document, please let me know.

General Comments

1.   *Please revise your facing page to indicate you are filing Form 1-A/A and include the amendment number on the facing page. Your amendment filed December 27, 2006 was amendment number 5.*

The facing page has been revised as per your Comment to indicate the amendment being filed is Amendment No. 6.

DICKIE, McCAMEY & CHILCOTE, P.C. | ATTORNEYS AT LAW
MAIN: 412-281-7272 FAX: 412-392-5367
TWO PPG PLACE, SUITE 400 | PITTSBURGH, PA 15222-5402 | WWW.DMCLAW.COM

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Item 4 Jurisdiction in which Securities are to be Offered

2.   *Please revise to identify, in this section, the officers who will be offering the securities.*

Item 4 has been revised as per your Comment.

3.   *We note the company's response to our prior comment 6 from our letter dated November 30, 2006 as well as the revised text contained in this section or your disclosure document. However, it is not entirely clear how the company has responded to this comment. Accordingly, we reissue it:*

   a.   *Your offering does not appear to be eligible to conduct a delayed offering under Rule 415. Revise your offering as appropriate or provide us with a detailed legal analysis as to how your offering complies with Rule 415 of Regulation C.*

   Please note that, in crafting your response, particular attention should be paid to the terms "delayed" and "continuous" as they apply to the second part of your offering.

In response to your Comment, we have revised the method of our offering to eliminate the second part of the offering in its entirety. In other words, new franchises which are those franchises who become franchises after qualification of this offering by the SEC will not be able to take part in this offering.

Cover Page

4.   *We note your response to comment 7. You must revise your disclosure to indicate the duration of your offering to new franchises.*

Please see response to Comment No. 3.

Risk Factors, page 12

5.   *We note that the company has revised portions of risk factor 17 in response to our prior comment 14 from our letter dated November 30, 2006. However, your revised risk factor disclosure is not as clear as your comment letter response on this topic. Please revise to more clearly address the risk and to distinguish between ownership interest and voting interest.*

We have revised risk factor 17 as per your Comment.

Item 3 - Business and Properties, page 18

6. *We note your response to prior comment 15. The revised disclosure appears to include transactions that are no longer classified as revenue in the financial statements (e.g. - profit sharing). Please revise your disclosure on page 23 to specifically state the amount of revenue derived from each revenue source, and if applicable, reconcile the disclosed amounts to the total revenue shown in the financial statements.*

We have revised Item 3 as per your Comment. The amount of revenue derived from each revenue source has been included.

Item 4, page 42

7. *We note your statement that "[n]o further offerings are planned in the foreseeable future thus making these items non recurring in nature." We also note your statement in the risk factors section that "[i]f we raise only the minimum amount in this proposed Offering, it is unlikely that we will be able to put into effect all of our expansion and upgrade plans. In that event, we will likely seek to raise more funds after 12 months through another offering of our share." Please revise to reconcile these statements.*

We have revised Item 4 and Risk Factor 9 to clarify that we do not have any current plans to provide a subsequent offering to this offering.

Item 13 - Capitalization, page 47

8. *We note your response to prior comment 22. Please note that the disclosures regarding capitalization should consist of three columns of numbers: (i) the actual capitalization prior to the proposed offering as of the most recent balance sheet date, (ii) the capitalization as adjusted for the minimum proceeds of the proposed offering, and (iii) the capitalization as adjusted for the maximum proceeds of the proposed offering. We note that your disclosure does not include the actual capitalization as of the most recent balance sheet date. After the financial statements are updated as required by Part F/S of Form 1-A, please revise your disclosure to include a column representing the actual capitalization as of the most recent balance sheet date (e.g. -- September 30, 2006 or other date as applicable).*

Item 13 – Capitalization has been revised per your Comment. We have included three columns to state (i) the actual capitalization prior to the offering as of the balance sheet ended December 31, 2006; (ii) the capitalization adjusted for the minimum proceeds of the proposed offering, and (iii) the capitalization adjusted for the maximum proceeds of the offering.

Item 26, page 55

9.   *We note your response to our comment 24 in which you indicate that the company will have to meet the minimum amount of the offering before any sales are made to new franchises. Please revise your Cover page and "The Offering -- Expiration of the Offering" section to indicate that the company has to meet the minimum amount of the offering before any sales are made to new franchises.*

The Form 1-A has been revised to no longer include new franchises in this offering. Please see response to Comment No. 3.

Item 38, page 66

10.   *We note that the company has revised its disclosure in response to our prior comment 25 from our letter dated November 30, 2006. However, we believe your existing disclosure is insufficiently detailed. Please revise to disclose the actual amount of options held by, or issuable to, each member of your management. In addition, please clarify whether the reference to January 1, 2005 is not supposed to be 2006 given your August 1, 2006 board approval date. Finally, please clarify whether the company is obligated to issue options to its management in accordance with Section 5.1 of their employment agreements and, if so, advise us why these options are not treated as currently outstanding.*

We have revised Item 38 as per your Comment to include the number of options held by each member of our management and have included the strike prices for those options. We have also revised January 1, 2005 to January 1, 2006 given the August 1, 2006 board approval date. We have clarified that David E. Boedker could receive options in 2007 pursuant to Section 5.1 of his employment agreement. The remaining senior executives do not receive any options pursuant to Section 5.1 of their respective employment agreements.

Item 40, page 69

11.   *We note your response to our comment 28 as well as the revisions made on page 70. However, we believe that your existing disclosure could be clearer and more detailed. For example, we note that Part A of your bonus pool is tied to your "total contingency bonus commissions" please revise to clarify this term, and state how it is calculated. Also, please clarify whether these numbers are based on audited results and/or line items. In addition, please clarify your discussion of Part B -- for example, if you had 5% revenue growth would that mean that bonuses would be 10% of EBITA?*

We have revised Item 40(c) as per your Comment to clarify the method of calculating Part A of the bonus pool and the term contingency bonus commissions. We have also clarified how Part B of the bonus pool is calculated.

Management's Discussion and Analysis, page 71

12.   *We note your response to prior comment 37. Please revise your disclosure under Item 48 to discuss the projected impact of the specialty programs as described in your supplemental response. Note that changes in the industry or the Company's business that will have a significant impact (favorable or unfavorable) on the Company's results of operations should be discussed under Item 48.*

We have revised Item 48 as per your Comment to discuss the increase in revenue.

Financial Statements

Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003

Note 1 -- Summary of Significant Accounting Policies, page 8

13.   *We note your response to prior comment 31. Please revise your disclosure in the financial statements to include the amounts that were reclassified for each period as previously requested. In addition, we note that after giving effect to the reclassified amounts, the reported operating income and operating expenses for 2004 and 2003 still differ from the amounts originally reported. Please revise your disclosures to reconcile the reported revenue to the amounts originally reported in the November 7, 2005 filing, and all reconciling items. If applicable, provide the restatement disclosures required by paragraph 37 of APB 20 and revise the auditor's report to reference the restatement.*

The financial statements for the years ended December 31, 2006, 2005 and 2004 have included the reclassified amounts.

14. *We note your response to prior comment 32. Please revise your disclosures regarding revenue recognition to include at least the first three sentences of your supplemental response. Also, please tell us whether you have experienced material losses relating to franchisees that failed to pay billed fees. If so, please revise your disclosure to address why management believes that the collectibility of the billed amounts is reasonably assured, and that revenue recognition for such amounts is appropriate.*

The financial statements for the years ended December 31, 2006, 2005 and 2004 have included in the disclosures the first three sentences of our supplemental response. We have not experienced material losses relating to franchisees that failed to pay fees.

Note 10 -- Senior Officer Incentive Compensation , page 19

15. *We note your response to prior comment 33. We believe that situations in which it is not possible to reasonably estimate the fair value of share-based payments at the date of grant would be rare, and accordingly, valuation of the awards based on their intrinsic value rather than fair value would not appear to be appropriate in this instance. We note that you have obtained periodic valuations of the company, including one as recently as December 31, 2005, and that such valuations have reflected an increasing fair value. In addition, we note that the trends noted in the letter provided by Reagan Consulting would appear to affect all companies within the insurance industry, and it would appear that comparable public companies exist for the purpose of determining the expected volatility of your stock price. Accordingly, please revise the financial statements to record compensation expense based on the fair value of the awards in accordance with SFAS 123(R). Since the options were grant on August 1, 2006, the applicable disclosures required by paragraphs 64-65, 84-85 and A240-A242 of SFAS 123(R) should be provided when the financial statements are updated in accordance with the requirements of Part F/S of Form 1-A.*

The December 31, 2006 financial statements record compensation expense based on fair value for the option in accordance with SFAS 123(R).

Note 13 - Subsequent Events, page 21

16. *We note your response to prior comment 34, including your statement that the options are non-compensatory. Note that under SFAS 123(R), compensation expense is recorded based on the fair value of the awards granted, except for awards under stock purchase plans that meet the limited exception outlined in paragraph 12 of SFAS 123 (R). Based on the disclosed terms of the options, this exception does not appear to be met.*

Accordingly, please revise to disclose the estimated fair value for each award along with the major assumptions used to value the awards, as well as the manner in which the resulting compensation expense will be recorded under SFAC 123(R). Also, revise your disclosure to state when the options are expected to be granted.

We have revised our disclosure as per your Comments. The stock option award pool and the chief executive stock options are compensatory.

17. *We note your disclosure regarding the executive stock options. Please note that as discussed above, it would not appear to be appropriate to value these awards using the intrinsic value method under SFAS 123 (R). Please revise your disclosures accordingly.*

The December 31, 2006 financial statements record compensation expense based on fair value for the options in accordance with SFAS 123 (R).

Interim Financial Statements

18. *Revised the interim financial statements, as appropriate, for the comments above with respect to the annual financial statements.*

The audited financial statements for the years ended December 31, 2006, 2005 and 2004 have been revised as per your Comments.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please note the above responses to your Comments. We have also enclosed under our cover letter a Deltaview draft of the Form 1-A which marks the changes to Amendment No. 6 compared with the Form 1-A filed on December 27, 2006.